  Exhibit 16.1
Deloitte LLP Bay Adelaide East 22 Adelaide Street West Suite 200 Toronto ON M5H 0A9 Canada Tel: 416-601-6150 Fax: 416-601-6610 www.deloitte.ca
February 27, 2017 Private and confidential
Securities and Exchange Commission 100 F Street, N.E. Washington, DC U.S.A. 20549

We have read the Intellipharmaceutics International Inc.’s statements included under Item 16F of its annual report on Form 20-F for the year ended November 30, 2016 and agree with such statements, except that we have no basis on which to agree or disagree with the statements that the newly engaged auditors (a) were approved by the Audit Committee and the Board of Directors of the Company and (b) were not consulted regarding any of the matters or events set forth in the fifth paragraph therein.

Yours truly,

/s/ Deloitte LLP

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